UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated April 28, 2015, announcing the expiration of the temporary dividend difference period.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 28, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

EURONAV ANNOUNCES END OF DIFFERENCE PERIOD
BETWEEN SHARES LISTED ON NYSE AND EURONEXT
BRUSSELS

ANTWERP, Belgium, 28 April 2015 - Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") announced today that on 27 April 2015 the temporary difference between its ordinary shares tradable on the NYSE and its ordinary shares tradable on Euronext Brussels has expired. Therefore all of the Company's ordinary shares now have the same rights and privileges in all respects.

Subject to approval of the annual shareholders' meeting on 13 May 2015, all of the 159,208,949 ordinary shares will receive a gross dividend of USD 0.25, as previously announced on 1 April 2015. As from today, the U.S. Shares are identified by CUSIP number B38564 108 and all European Shares are identified by ISIN number BE0003816338.

Shareholders are reminded that the Company's ordinary shares (unless otherwise restricted) may be traded on the NYSE only if those shares are reflected on the U.S. component of the Company's share register (the "U.S. Register"), and may be traded on Euronext Brussels only if those shares are registered in the Belgian component of the Company's share register (the "Belgian Register"). As from today, after completing a repositioning procedure, shareholders can in principle reposition their shares to the U.S. Register or to the Belgian Register, as the case may be.  However, in view of the record date of 29 April 2015 relating to the Company's shareholders' meetings on 13 May 2015, shareholders cannot reposition their shares between the Belgian Register and the U.S. Register as from today, 28 April, until Thursday 30 April 2015 9 a.m. CET (such period a "Freeze-Out Period").

In view of the proposed dividend payment with record date 19 May 2015, another Freeze-Out Period will run from Thursday 14 May 2015 until Wednesday 20 May 2015 9 a.m. CET (this is also taking into account the fact that Euroclear is closed on 14 and 15 May 2015). Shareholders are requested to consult the Company's website for the applicable Freeze-Out Periods. The aforementioned Freeze-Out Periods replace any other Freeze-Out Periods previously announced.

A list of 'Frequently Asked Questions' relating to the repositioning of shares and the dual listing can be consulted on the Company's website at www.euronav.com. Shareholders who wish to reposition their shares must contact their financial intermediary.

Forward-Looking Statements

This press release contains "forward-looking statements". Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "projects", "forecasts", "may", "should" and similar expressions are forward-looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's registration statements, as amended, as filed with the SEC under the heading "Risk Factors". The Company does not assume any obligation to update the information contained in this press release.

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being 1 V-Plus, 2 FSO vessels (both owned in 50%-50% joint venture), 27 VLCCs (of which 1 in 50%-50% joint venture) and 23 Suezmaxes (of which 4 in 50%-50% joint venture). The company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.